UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

ATLANTIC POWER CORPORATION

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019

(Title of Class of Securities)

04878QAQ6

(CUSIP Number of Class of Securities)

Jeffrey S. Levy, Esq.

Senior Vice President and General Counsel

3 Allied Drive, Suite 220

Dedham, Massachusetts

(617) 977-2400

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Craig B. Brod, Esq.

Pamela L. Marcogliese, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$62,725,000	$6,316.41

(1)             Calculated solely for the purposes of determining the filing fee based upon a transaction value of $62,725,000. The purchase price of the 5.75% Series C Convertible Unsecured Debentures due June 2019 (the “Debentures”), as described herein, is $965 per $1,000 principal amount outstanding. The Company is seeking to acquire up to $65,000,000 of Debentures resulting in an aggregate maximum purchase price of $62,725,000.

(2)             The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,316.41	Filing Party:	Atlantic Power Corporation
Form of Registration No.: Schedule TO	Date Filed:	June 17, 2016

☐                                    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) previously filed by Atlantic Power Corporation (the “Company”) on June 17, 2016, as amended by Amendment No. 1, dated June 22, 2016, Amendment No. 2, dated July 6, 2016, and by Amendment No. 3, dated July 19, 2016.

The Schedule TO relates to the offer (the “Offer”) by the Company to purchase up to $65,000,000 aggregate principal amount of the Company’s outstanding 5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019 (the “Debentures”) for cash, at the purchase price of US$965 per US$1,000 principal amount of Debentures, plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Issuer Bid Circular, each dated June 16, 2016 (as they may be amended and supplemented from time to time, the “Offer and Circular”), and the related Letter of Transmittal, as it may be amended and supplemented from time to time, copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Offer and Circular.

Item 4.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 5:00 p.m. (Toronto time) on Friday, July 22, 2016 (the “Expiration Date”). On Monday, July 25, 2016, the Company announced that it took up and accepted for purchase and cancellation all outstanding Debentures that were validly deposited under the Offer and not withdrawn as of the Expiration Date. Based on final information provided to the Company by Kingsdale Shareholder Services, the Information Agent for the Offer, $62,713,000 aggregate principal amount of Debentures, were validly deposited and taken up for purchase and cancellation, at a purchase price of $965 per $1,000 principal amount of Debentures, plus accrued and unpaid interest through, but excluding, the date of purchase. The aggregate consideration will be delivered promptly to the depositary. After the purchase pursuant to the Offer, approximately $42.6 million principal amount of the Debentures remain outstanding.

The full text of the Company’s press release, dated July 25, 2016, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Items 12. Exhibits

(a)(5)(ii) Press Release, dated July 25, 2016.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTIC POWER CORPORATION

	By:	/s/ James J. Moore, Jr.
		Name:	James J. Moore, Jr.
		Title:	President and Chief Executive Officer

Date: July 25, 2016

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)†	Offer to Purchase and Issuer Bid Circular, dated June 16, 2016.
(a)(1)(ii)†	Letter of Transmittal, dated June 16, 2016.
(a)(5)(i)†	Press Release, dated June 16, 2016 (incorporated by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on June 16, 2016).
(a)(5)(ii)	Press Release, dated July 25, 2016.
(b)	Not applicable.
(d)(1)†	Agreement between the Company and Polar Multi-Strategy Master Fund, dated June 16, 2016, to tender an aggregate of approximately US$15,000,000 principal amount of Debentures pursuant to the Offer.
(d)(2)†

Agreement between the Company, Twin Lake Total Return Partners QP L.P., Twin Lake Total Return Partners L.P., Iron Road Multi Strategy Fund, L.P. and Iron Road Diversified Fund, L.P., dated June 16, 2016, to tender an aggregate of approximately US$14,661,000 principal amount of Debentures pursuant to the Offer.

(d)(3)†

Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of December 17, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(4)†

Second Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of July 5, 2012, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 6, 2012).

(d)(5)†

Sixth Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of March 22, 2013, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s Current Report on Form 8-K filed on March 26, 2013).

(d)(6)†

Trust Indenture, dated as of October 11, 2006 between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(7)†

First Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Secured Debentures, dated November 27, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(8)†

Fourth Supplemental Indenture, dated as of August 3, 2012, by and among Atlantic Rockland Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association (incorporated by reference to our Annual Report on Form 10-K filed on March 1, 2013).

(d)(9)†

Fifth Supplemental Indenture, dated as of November 29, 2012, by and among Atlantic Ridgeline Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 1, 2013).

(d)(10)†

Shareholder Rights Plan Agreement, dated effective as of February 28, 2013, between Atlantic Power Corporation and Computershare Investor Services, Inc., which includes the Form of Right Certificate as Exhibit A (incorporated by reference to the Company’s Current Report on Form 8-K filed on February 28, 2013).

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(d)(11)†	Deferred Share Unit Plan, dated as of April 24, 2007 of Atlantic Power Corporation (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).
(d)(12)†	Fifth Amended and Restated Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 11, 2013).
(d)(13)†

Amendment No. 1 to the Fifth Amended and Restated Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit A to Schedule B of the Company’s definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(14)†

Participation Agreement and Confirmation (performance-based vesting) between the Company and Terrence Ronan, dated April 11, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2013).

(d)(15)†

Participation Agreement and Confirmation (time-vesting) between the Company and Terrence Ronan, dated April 11, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2013).

(d)(16)†

Transition Equity Grant Participation Agreement between Atlantic Power Services, LLC and James J. Moore, Jr., dated January 22, 2015 (incorporated by reference to the Company’s Current Report on Form 8-K filed on January 23, 2015).

†       Previously filed as an exhibit to the Schedule TO filed on June 17, 2016.

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